SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.   )*

                    POLARIS INDUSTRIES PARTNERS L.P.
                             (Name of Issuer)

                  Units of Beneficial Assignment of Class
                 A Limited Partnership Interests ("BACs")
                      (Title of Class of Securities)

                               731069 10 0
                              (CUSIP Number)

                           Victor K. Atkins, Jr.
                          EIP Capital Corporation
                           33 Flying Point Road
                          Southampton, NY  11968
                             (516) 283-1915
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               August 25, 1994
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               SCHEDULE 13D


CUSIP No.   731069 10 0              Page     of      Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Victor K. Atkins, Jr.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                          (a)
                          (b)| X |
3  SEC USE ONLY

4  SOURCE OF FUNDS*

 OO, PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF      7   SOLE VOTING POWER   425,132
 SHARES
BENEFICIALLY   8   SHARED VOTING POWER    0
OWNED BY
EACH           9   SOLE DISPOSITIVE POWER  425,132
REPORTING
PERSON        10  SHARED DISPOSITIVE POWER   0
 WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,611,439

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.06%

14  TYPE OF REPORTING PERSON*
      IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS
    1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
SIGNATURE ATTESTATION

                               SCHEDULE 13D

CUSIP No.   731069 10 0            Page    of     Pages

1  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF
   ABOVE PERSON
    Lehman Brothers Holdings Inc.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                  (a)|   |
                                  (b)| X |

3  SEC USE ONLY

4  SOURCE OF FUNDS*

    OO, WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)               |   |

6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF      7   SOLE VOTING POWER     0
 SHARES
BENEFICIALLY   8   SHARED VOTING POWER  325,507
 OWNED BY
 EACH          9   SOLE DISPOSITIVE POWER   0
 REPORTING
 PERSON       10   SHARED DISPOSITIVE POWER   325,507
  WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,611,439

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                       |      |

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.06%

14  TYPE OF REPORTING PERSON*

      HC

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS
     1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
      SIGNATURE ATTESTATION

                               SCHEDULE 13D

CUSIP No.   731069 10 0         Page    of     Pages

1  NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO. OF
   ABOVE PERSON

     EIP I Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                   (a)|   |
                                   (b)| X |
3  SEC USE ONLY

4  SOURCE OF FUNDS*

       OO, WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF       7   SOLE VOTING POWER        0
 SHARES
BENEFICIALLY    8  SHARED VOTING POWER      286,875
 OWNED BY
EACH            9  SOLE DISPOSITIVE POWER     0
REPORTING
PERSON        10  SHARED DISPOSITIVE POWER   286,875
 WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,611,439

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                         |      |

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.06%

14   TYPE OF REPORTING PERSON*

      CO


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS
    1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
SIGNATURE ATTESTATION

                             SCHEDULE 13D

CUSIP No.   731069 10 0            Page   of        Pages

 1  NAME OF REPORTING PERSON  S.S. OR I.R.S. IDENTIFICATION NO.
    OF ABOVE PERSON

      EIP Holdings L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                        (a)|   |
                                        (b)| X |

3  SEC USE ONLY

4  SOURCE OF FUNDS*

     OO, WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)                |   |

6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

 NUMBER OF      7   SOLE VOTING POWER     0
 SHARES
BENEFICIALLY   8   SHARED VOTING POWER    38,632
 OWNED BY
 EACH           9   SOLE DISPOSITIVE POWER   0
 REPORTING
 PERSON        10   SHARED DISPOSITIVE POWER   38,632
 WITH


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,611,439

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                               |   |

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.06%

14  TYPE OF REPORTING PERSON*

       PN


             *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS
    1-7(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
    ATTESTATION

Item 1.   Security and Issuer.

     This Schedule 13D relates to Units of Beneficial Assignment of Class A Limited Partnership Interests ("BACs") of Polaris
Industries Partners L.P. ("Polaris"), having its principal executive offices at 1225 Highway 169 North, Minneapolis,
Minnesota 55441.

Item 2.   Identity and Background.

     This Schedule 13D is being filed on behalf of Lehman Brothers Holdings Inc., EIP I Inc. and EIP Holdings L.P. (collectively, "Lehman") and Victor K. Atkins, Jr. (together with Lehman, the "Filing Persons"), because the Filing
Persons may be deemed to constitute a "group" for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, with each other and with W.
Hall Wendel, Jr. Each of the Filing Persons and Mr. Wendel have stated that they are in favor of a plan, described in Polaris' press release dated August 25, 1994, which is attached as Exhibit 1 hereto (the "Press Release"), for Polaris to convert from a publicly traded limited partnership to a publicly traded corporation (the "Transaction"). In addition, Messrs. Wendel and Atkins are parties to an Agreement dated as of August 25, 1994, a copy of which is attached as Exhibit 2 hereto (the "Wendel-Atkins Agreement"), which provides, among other things, that each of Mr. Wendel and Mr. Atkins will vote their BACs in favor of the Transaction.

     Mr. Atkins is a citizen of the United States of America, and his business address is 33 Flying Point Road, Southampton, NY 11968. His present principal employment is as President, Secretary and Treasurer of EIP Capital Corporation ("EIP Capital"), which is the managing general partner of EIP Associates, L.P. ("EIP Associates"), the general partner of Polaris, and as Chairman of Polaris Industries Capital Corporation ("PICC"), which is a general partner of the general partner of Polaris Industries L.P., which is the entity that operates Polaris' business and all of the limited partnership interests in which are owned by Polaris.

     EIP I Inc., an indirect, special purpose subsidiary of Lehman Brothers Holdings Inc. and the general partner of a limited partner of EIP Associates, owns 286,875 BACs. EIP Holdings L.P., an indirect, special purpose subsidiary of Lehman Brothers Holdings Inc. which owns 45.45% of the outstanding capital stock of EIP Capital, owns 38,632 BACs. EIP I Inc. is a corporation and EIP
Holdings L.P. is a limited partnership, each organized under the laws of Delaware. EIP I Inc. and EIP Holdings Inc., a Delaware corporation and the general partner of EIP Holdings L.P., are direct subsidiaries of LB I Group Inc., a Delaware corporation, which is a direct subsidiary of Lehman Brothers
Inc., a Delaware corporation, which is a direct subsidiary of Lehman Brothers Holdings Inc. Lehman Brothers Holdings Inc. is a Delaware corporation engaged in providing financial services. Lehman has its principal offices at 3 World Financial Center, New York, NY 10285.
Certain information with respect to
the executive officers and directors of Lehman is set forth on
Exhibit 3 hereto.

     Based on, among other things, Amendment No. 1 to Schedule 13D filed on or about August 25, 1994 by Mr. Wendel (the "Wendel 13D"), attached as Exhibit 4 hereto, the Filing Persons believe that Mr. Wendel's principal employment is as Chief Executive Officer of PICC, that his business address is 1225 North Highway 169, Minneapolis, MN 55441, that he is a citizen of the United States of America and that he owns 860,800 BACs.

     During the last five years, none of the Filing Persons and the directors and executive officers of Lehman listed on Schedule 3 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of the Filing Persons or such directors and officers been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

     The Filing Persons are not aware that, during the last five years, Mr.Wendel has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or that he has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     On January 27, 1994, each of Mr. Atkins and EIP I L.P., a limited partnership of which EIP I Inc. is the general partner, and which is a limited partner in EIP Associates, received a distribution of 382,500 BACs, and EIP
Capital received a distribution of 85,000 BACs, from EIP Associates for no consideration. EIP Associates had received such BACs on January 6, 1994 in a conversion for no additional consideration of Second Rights to acquire BACs initially issued to EIP Associates by Polaris on September 9, 1987.

     As indicated in Item 5 below, on August 29, 1994, EIP I L.P.
disposed of 95,625 BACs to a third party and distributed its remaining BACs for no consideration to EIP I Inc.

     On August 19, 1994, each of Mr. Atkins and EIP Holdings L.P.
purchased 38,632 BACs from EIP Capital at a purchase price of $7.05 per BAC. Mr. Atkins acquired such BACs with personal funds, and EIP Holdings L.P.
acquired such BACs with working capital.

     Item 3 of the Wendel 13D describes the transactions in which Mr. Wendel acquired his BACs and the consideration paid by him.

Item 4.   Purpose of Transaction.

     On August 25, 1994, Polaris announced the proposed
 Transaction, by which
Polaris would convert from a publicly traded limited partnership to a newly formed publicly traded corporation. The Transaction had been proposed by Mr.Wendel.

     The proposed Transaction contemplates that the holders of currently outstanding BACs would receive 88.6% and EIP Associates, Polaris' general partner, would receive 11.4%, respectively, of the stock of the newly formed corporation. Any conversion of Polaris into corporate form would be subject to, among other factors, satisfactory structuring and documentation, receipt of appropriate tax opinions, receipt of regulatory approvals and a second investment banking fairness opinion and the favorable vote of BAC holders.
Polaris has already received the advice of Smith Barney Inc., its financial adviser, that the terms of the Transaction are fair to the BAC holders from a financial point of view.

     Mr. Atkins has indicated that he will not serve as an officer or director of the newly formed corporation or its subsidiaries following consummation of the Transaction.

Item 5.   Interest in Securities of the Issuer.

     Mr. Atkins has sole voting and dispositive power with respect to 425,132 BACs, or 2.66% of issued and outstanding BACs.

 Lehman Brothers Holdings Inc.
has shared voting and dispositive power (with EIP I Inc. and EIP Holdings L.P.) with respect to 325,507 BACs, or 2.03% of issued and outstanding BACs.
EIP I Inc. has shared voting and dispositive power (with Lehman Brothers Holdings Inc.) with respect to 286,875 BACs, or 1.79% of issued and outstanding BACs. EIP Holdings L.P. has shared voting and dispositive power(with Lehman Brothers Holdings Inc.) with respect to 38,632 BACs, or .24% of issued and outstanding BACs. The Filing Persons may be deemed to be acting as a group, together with Mr. Wendel, who is believed to beneficially own 860,800
BACs (or 5.38%), resulting in total beneficial ownership by the Filing Persons of 1,611,439 BACs, or 10.06% of total outstanding BACs.

     On August 29, 1994, EIP I L.P. transferred 95,625 BACs to
Boker Orr Corporation, its limited partner, in connection with a settlement of litigation, and distributed its remaining BACs for no consideration to EIP I Inc.

     Except as set forth in the preceding paragraph and in Item 3 above, during the past 60 days, neither Mr. Atkins nor Lehman has effected any transaction involving the BACs. Item 5 of the Wendel 13D describes transactions involving the BACs effected by Mr. Wendel during the past 60 days.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with respect to Securities of the Issuer.

     Mr. Atkins is a party to the Wendel-Atkins Agreement. The Wendel-Atkins Agreement provides, among other things, that (i) each of Mr. Atkins and Mr.
Wendel will vote their BACs in favor of the Transaction; (ii) subject to his fiduciary duties as advised by counsel, Mr. Atkins will work diligently to proceed with the Transaction and submit it to the BAC holders for their approval as soon as possible; (iii) each of Mr. Atkins and Mr. Wendel will use his best efforts to see that the business and affairs of Polaris will be conducted and distributions will be made only in the ordinary course and consistent with past practice; and (iv) for so long as Mr. Atkins owns no less than 3% of the outstanding voting securities of the newly formed publicly traded corporation, he will vote such securities in favor of such corporation's nominees for election to its Board of Directors.
In addition, the Wendel-Atkins Agreement states that it is understood that Mr. Atkins will not serve as an officer or director of the newly formed corporation or its subsidiaries following consummation of the Transaction.

Item 7.   Material to be Filed as Exhibits.

 Exhibit                                                     Page

     (1)  Press Release of Polaris Industries Partners L.P.
          dated August 25, 1994

     (2) Agreement, dated as of August 25, 1994, by and between W. Hall Wendel, Jr. and Victor K.
          Atkins, Jr.

     (3) Certain information with respect to officers and directors of Lehman Brothers Holdings Inc.,
          EIP I L.P., EIP Holdings L.P.

     (4)  Amendment No. 1 to Schedule 13D relating to
          Polaris Industries Partners L.P. filed by
          W. Hall Wendel, Jr., on or about August 25, 1994

     (5) Agreement to File Joint Statement on Schedule 13D, dated September 6, 1994, among Lehman Brothers
          Holdings Inc., EIP I L.P., EIP Holdings L.P. and
          Victor K. Atkins, Jr.

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 6, 1994


                               /s/ Victor K. Atkins, Jr.
                              Victor K. Atkins, Jr.


                              LEHMAN BROTHERS HOLDINGS INC.



                              By:  /s/ Karen C. Manson
                                  Name:  Karen C. Manson
                                   Title:  Vice President


                              EIP I INC.



                                By:  /s/ Karen C. Manson
                                      Name:  Karen C. Manson
                                      Title:  Secretary


                              EIP HOLDINGS L.P.

                              By: EIP Holdings Inc., its general
                                  partner



                                   By: /s/ Karen C. Manson
                                     Name:  Karen C. Manson
                                      Title:  Secretary

                          EXHIBIT INDEX


 Exhibit                                                     Page

     (1)  Press Release of Polaris Industries Partners L.P.
          dated August 25, 1994

     (2) Agreement, dated as of August 25, 1994, by and between W. Hall Wendel, Jr. and Victor K.
          Atkins, Jr.

     (3) Certain information with respect to officers and directors of Lehman Brothers Holdings Inc.,
          EIP I L.P., EIP Holdings L.P.

     (4)  Amendment No. 1 to Schedule 13D relating to
          Polaris Industries Partners L.P. filed by
          W. Hall Wendel, Jr., on or about August 25, 1994

     (5) Agreement to File Joint Statement on Schedule 13D, dated September 6, 1994, among Lehman Brothers
          Holdings Inc., EIP I L.P., EIP Holdings L.P. and
          Victor K. Atkins, Jr.